U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                            SEC File No. 0-19365

                                                          CUSIP No.: 228341 30.1


(Check One):

         [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

        For Period ended: June 30, 2003
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:_________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

         Full Name of Registrant:                Crown Energy Corporation
         Former Name if Applicable:
         Address of Principal Executive
         Office (Street and Number)              1710 West 2600 South
         City, State and Zip Code                Woods Cross, UT 84087

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date. [X]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]


PART III- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company was unable to file its Quarterly Report on Form 10-Q for the period ending June 30, 2003 due to additional work required to review its financial statements. The Company was unable to eliminate the delays associated with these matters, as they relate to the preparation of its Quarterly Report on Form 10-Q, without unreasonable effort or expense.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                Lorin E. Patterson                 (913)          451-6060
         -----------------------------------------------------------------------
                      (Name)                    (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Second Quarter revenues from the asphalt terminals, show a slight increase of approximately $57,000 from the previous year's second quarter. The Company recorded revenues of roughly $6.2 million (primarily from the sale of asphalt products). For the six months ending June 30, 2002 interest expense of $1.4 million was recorded as compared to $0.1 for the same period in 2003, a decrease of $1.3 million. During the six-month period in 2002 a gain on divestiture of an affiliate was recorded for approx. $2.9 million.

                            Crown Energy Corporation
                  ---------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 15, 2003                       By: /s/ Jay Mealey
                                            ------------------------------------
                                            Jay Mealey, Chief Executive Officer,
                                            Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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